Exhibit 99.2

Procaps Group Announces Key Shareholder and Board Decisions, Committee Restructuring, and Leadership Updates

MIAMI, USA & BARRANQUILLA, Colombia – December 20, 2024 – Procaps Group, S.A. (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical services company, today announced significant outcomes from its recent Shareholders Meeting and subsequent Board of Directors meeting. These include changes to the Board composition, restructuring of Board committees, and updates to its executive leadership team.

The Shareholders Meeting marked an important milestone with the election of new members to the Board of Directors. The newly elected members bring a diverse range of expertise and strategic insight to guide Procaps’ future growth. Newly appointed Board members include:

●	Mr. Alejandro Weinstein, Executive Chairman of the board

●	Mr. Nicolas Weinstein

●	Mr. Ernesto Carrizosa

●	Mr. Jose Frugone

The company also acknowledges the resignation of Mr. David Yanovich from the Board of Directors. Procaps expresses its gratitude to Mr. Yanovich for his valuable contributions and dedication during his tenure.

The Board of Directors will be composed of Alejandro Weinstein, José Minski, Alberto Eguiguren, Nicolas Weinstein, Ernesto Carrisoza and Jose Frugone.

Board Committees Restructured

Following the Shareholders Meeting, the Board of Directors convened to redefine its committee structures. Key decisions include:

●	Audit Committee

o	New Members: Mr. Jose Frugone Domke, Mr. Alberto Eguiguren Correa, and Mr. Ernesto Carrizosa

o	Chairperson: Mr. Jose Frugone Domke

●	Compensation Committee

o	New Members: Mr. Jose Frugone Domke, Mr. Alberto Eguiguren Correa, and Mr. Ernesto Carrizosa

o	Chairperson: Mr. Alberto Eguiguren Correa

●	Mergers & Acquisitions Committee

o	New Members: Mr. Alejandro E. Weinstein and Mr. Ernesto Carrizosa

o	Chairperson: Mr. Alejandro E. Weinstein

●	Nominating Committee

o	New Members: Mr. Jose Frugone Domke, Mr. Alberto Eguiguren Correa, and Mr. Nicolas A. Weinstein

o	Chairperson: Mr. Nicolas A. Weinstein

Additionally, the newly established Commercial, Innovation, and Marketing Committee will serve as a collaborative platform between Board members and management to drive innovation, optimize commercial strategies, and strengthen Procaps’ market position.

Leadership Transition

Procaps Group is also pleased to announce the following executive leadership updates:

Effective immediately, Patricio Vargas will transition from his role as Chief Financial Officer (CFO) to assume the newly established position of Chief Optimization and Rationalization Officer. In this capacity, Patricio will drive the company’s turnaround strategy, leading M&A initiatives and strategic growth drivers to support Procaps’ long-term vision and resilience.

Additionally, an Interim CFO has been appointed to focus on the restatement process and financial reporting, including the preparation and signing of the company’s 2023 and 2024 financial statements and Form 20-F. This dedicated role ensures full alignment with Procaps’ efforts to achieve accuracy, transparency, and compliance during this critical period.

To complement the Interim CFO’s dedicated focus on the restatement and financial reporting, Melissa Angelini has been appointed as Interim Vice President of Finance. In this role, Melissa will oversee the broader corporate financial operations, including treasury management, FP&A, and related strategic financial functions, while continuing to lead the Investor Relations team. Her role ensures operational continuity and strategic alignment, supporting Procaps’ growth objectives and financial accountability until the company finalizes its new organizational structure.

“These changes reflect Procaps’ ongoing commitment to excellence in governance and leadership. We are confident that the new Board and committee structures, as well as management changes will drive sustained value for our stakeholders,” said Alejandro Weinstein, Executive Chairman of Procaps´s Group Board of Directors.

Looking Ahead

Procaps Group remains dedicated to its mission of improving health and well-being through innovative pharmaceutical and healthcare solutions. The company’s proactive approach to governance, leadership, and innovation positions it for success in its key markets.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and nearly 5,000 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

investor.procapsgroup.com

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "outlook," “goal,” “objective,” “will,” “may,” “should,” “can,” “project” and other similar expressions that predict or indicate future events, objectives, results or trends or that are not statements of historical matters. Such forward-looking statements include, without limitation, projected financial information, the Company’s expectations about the timing of completion of the independent investigation, financial restatement and filing of the 2023 20-F, the Company’s statements regarding seeking additional financing, statements related to the Company’s plans, outlook and strategy, other Company initiatives and objectives or forecasts related to the Company’s business, performance and industry. These forward-looking statements involve substantial risks and uncertainties, or assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the investigation; the conclusions of management (and the timing of the conclusions) concerning matters relating to the investigation; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the internal investigation and the Company’s financial statements; the possibility that additional errors may be identified; the risk that the completion and filing of the 2023 20-F will take longer than expected; the inability to successfully implement or execute on the Company’s strategic objectives or initiatives, including governance and compliance enhancements; the inability to obtain additional financing; the inability to successfully implement or execute on our restructuring plans; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; the inability of the Company to execute on its expense reductions plans or growth initiatives; and other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission ("SEC") by the Company. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

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